Filed pursuant to Rule 433
Registration Statement No. 333-198232
Issuer Free Writing Prospectus dated February 5, 2016
Relating to Prospectus dated September 12, 2014

DILUTION

Purchasers of common shares offered by the preliminary prospectus supplement dated February 2, 2016 and the accompanying base prospectus will experience an immediate dilution in the net tangible book value of their common shares from the price paid in the Offering. The net tangible book value of our common shares as of September 30, 2015 was approximately $30,603,000, or $0.24 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of common shares outstanding as of September 30, 2015.

Dilution per share represents the difference between the public offering price per common share and the adjusted net tangible book value per common share after giving effect to this Offering.  After reflecting the sale in this offering of 12,000,000 common shares at the public offering price of $0.50 per share, less underwriter fees and estimated offering expenses, the adjusted net tangible book value of our common shares as of September 30, 2015 would have been approximately $35,993,000, or approximately $0.25 per share.  The change represents an immediate increase in net tangible book value per common share of $0.01 per share to existing stockholders and an immediate dilution of $0.25 per share to new investors purchasing the common shares in this Offering. The following table illustrates this per share dilution:

Public offering price per common share		$0.50
Net tangible book value per share as of September 30, 2015	$0.24
Increase per share attributable to this offering	$0.01

Adjusted net tangible book value per share as of September 30, 2015		$0.25
Dilution per share attributable to this offering		$0.25

The foregoing calculations are based on 130,188,775 common shares outstanding as of September 30, 2015 and exclude (i) 8,676,918 common shares issuable upon the exercise of outstanding stock options; (ii) 774,386 common shares issuable upon of redemption of outstanding restricted stock units; and (iii) 8,324,112 common shares subject to outstanding warrants having a weighted averaged exercise price of $1.19 per share.